Exhibit (a)(1)(H)

December 14, 2015

Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, Utah 84119
(801) 817-1776

Robert A. Whitman
Chairman and Chief Executive Officer

To Our Shareholders:

         As described in the enclosed materials, Franklin Covey Co. ("Franklin Covey") is offering to purchase up to $35 million in value of shares of its common stock, or a lower amount depending on the number of shares that are properly tendered.

         The price paid by Franklin Covey will not be greater than $17.75 nor less than $15.50 per share, net to the seller in cash, without interest. Franklin Covey is conducting the offer through a procedure commonly referred to as a modified Dutch auction tender offer. This procedure allows you to select the price within (and including) the $15.50 to $17.75 price range at which you are willing to sell your shares to Franklin Covey. Alternatively, this procedure allows you to sell all or a portion of your shares to Franklin Covey at the purchase price to be determined by Franklin Covey in accordance with the terms of the tender offer. Choosing the latter alternative could result in your receipt of a price per share as low as $15.50. All shares that Franklin Covey purchases under the tender offer will be purchased at the same price. The Company will not purchase any shares above the determined purchase price. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the odd lot, proration and conditional tender provisions.

         Based upon the number of shares tendered and the prices specified by the tendering shareholders, Franklin Covey will determine the lowest single price (the "Purchase Price") within the $15.50 to $17.75 range that will allow it to buy up to $35 million in value of shares of its common stock, or a lower amount depending on the number of shares that are properly tendered. Franklin Covey will pay tendering shareholders the Purchase Price in cash, for all of the shares that are properly tendered at or below the Purchase Price, subject to possible proration and the provisions relating to the tender of odd lots and conditional tenders described in the enclosed offer to purchase. Any shareholder whose shares are properly tendered directly to Zions Bank, the depositary in the tender offer, and thereafter purchased by Franklin Covey pursuant to the tender offer, will receive the net aggregate Purchase Price in cash, without interest, as promptly as practicable after the expiration of the tender offer, thus avoiding the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs apply. Shareholders that own fewer than 100 shares should note that the tender offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts. Tendered shares that Franklin Covey does not purchase will be promptly returned to the tendering shareholder.

         If you do not wish to participate in the tender offer, you do not need to take any action.

         We explain the terms and conditions of the tender offer in detail in the enclosed Offer to Purchase. I encourage you to read these materials carefully before making any decision with respect to the tender offer.

         The Board of Directors of Franklin Covey has approved the tender offer. However, neither Franklin Covey, its Board of Directors, the Depositary, the dealer manager, nor the information agent make any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you wish to tender your shares. Franklin Covey's directors and executive officers have advised Franklin Covey that they do not intend to tender any shares in the tender offer.

         The tender offer will expire at 11:59 p.m., New York City time, on January 12, 2016, unless Franklin Covey extends the tender offer. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Georgeson Inc., the information agent for the tender offer, at (800) 213-0473.

Sincerely,
/s/ ROBERT A. WHITMAN Robert A. Whitman Chairman and Chief Executive Officer